SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2013

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding the issue of certain notes guaranteed by China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on April 19, 2013.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not for distribution, directly or indirectly, in or into the United States (including its territories and possessions, any state of the United States and the District of Columbia). This announcement does not constitute or form a part of an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined under Regulation S under the U.S. Securities Act) absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the company making the offer. Such prospectus will contain detailed information about the company making the offer and its management and financial statements. The Company does not intend to conduct a public offering of securities in the United States. None of the Notes will be offered to the public in Hong Kong nor will the Notes be placed to any connected persons of the Company.
US$750,000,000 1.250% SENIOR NOTES DUE 2016
US$1,000,000,000 1.875% SENIOR NOTES DUE 2018
US$1,250,000,000 3.125% SENIOR NOTES DUE 2023
US$500,000,000 4.250% SENIOR NOTES DUE 2043

UNCONDITIONALLY AND IRREVOCABLY GUARANTEED BY THE COMPANY

Reference is made to the announcement of the Company dated April 12, 2013 in relation to the proposed offering of notes by Sinopec Capital (2013) to be guaranteed by the Company.

The Board is pleased to announce that on April 18, 2013, New York time, the Company and Sinopec Capital (2013) entered into a Purchase Agreement with Citigroup, BofA Merrill Lynch, UBS and J.P. Morgan, as representatives of the Initial Purchasers, in connection with the issuance of the Notes.

The aggregate proceeds from the issuance of the Notes, after deducting underwriting commissions and estimated offering expenses payable by Sinopec Capital (2013) and the Company, are estimated to be approximately US$3,485 million. Sinopec Capital (2013) intends to lend the net proceeds from the issuance to the Company to fund the acquisition of certain overseas assets of Sinopec Group Company, to fund the Company’s investment in overseas business and to repay certain bank debt.

Application will be made to the Hong Kong Stock Exchange for listing of, and permission to deal in, the Notes by way of debt issue to professional investors only. Listing of the Notes on the Hong Kong Stock Exchange is not to be taken as an indication of the merits of the Notes, the Company or Sinopec Capital (2013).

INTRODUCTION

Reference is made to the announcement of the Company dated April 12, 2013 in relation to the proposed offering of notes by Sinopec Capital (2013) to be guaranteed by the Company. The Board is pleased to announce that on April 18, 2013, New York time, the Company and Sinopec Capital (2013) entered into a Purchase Agreement with Citigroup, BofA Merrill Lynch, UBS and J.P. Morgan, as representatives of the Initial Purchasers, in connection with the issuance of the Notes.

THE PURCHASE AGREEMENT

Date

April 18, 2013

Parties to the Purchase Agreement

(a)	Sinopec Capital (2013) as the issuer of the Notes;

(b)	The Company as the guarantor with respect to the obligations of Sinopec Capital (2013) under the Notes and the Indentures; and

(c)	Citigroup, BofA Merrill Lynch, UBS and J.P. Morgan, as representatives of the Initial Purchasers of the Notes.

Citigroup, BofA  Merrill Lynch, UBS and J.P. Morgan are the joint global coordinators, joint lead managers and joint bookrunners, and Goldman Sachs (Asia) L.L.C., Morgan Stanley, Nomura, Deutsche Bank, Société Générale Corporate & Investment Banking, CITIC Securities International, CICC HK Securities and HSBC

are the joint lead managers and joint bookrunners, in respect of the offer and sale of the Notes. To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, Citigroup, BofA Merrill Lynch, UBS and J.P. Morgan are independent third parties and are not connected persons of the Company.

The Notes and the related guarantees by the Company have not been, and will not be, registered under the U.S. Securities Act. Accordingly, the Notes are being offered or sold in the United States only to Qualified Institutional Buyers, as defined in, and in reliance on, Rule 144A under the U.S. Securities Act or outside the United States to non-U.S. persons in accordance with Regulation S under the U.S. Securities Act. None of the Notes will be offered to the public in Hong Kong nor will the Notes be placed to any connected persons of the Company.

PRINCIPAL TERMS OF THE NOTES

Notes Offered

Subject to certain conditions to completion, Sinopec Capital (2013) will issue the 2016 Notes in an initial aggregate principal amount of US$750,000,000 which will mature on April 24, 2016, the 2018 Notes in an initial aggregate principal amount of US$1,000,000,000 which will mature on April 24, 2018, the 2023 Notes in an initial aggregate principal amount of US$1,250,000,000 which will  mature  on April  24, 2023 and the 2043 Notes in an initial aggregate principal amount of US$500,000,000 which will mature on April 24, 2043, unless the Notes are redeemed earlier pursuant to the terms thereof and of the Indenture. At maturity, the Notes are payable at 100% of the principal amount thereof.

Issue Price

The issue price of the 2016 Notes will be 99.739% of the principal amount, plus accrued interest, if any, from April 24, 2013 to the issue date.
The issue price of the 2018 Notes will be 99.872% of the principal amount, plus accrued interest, if any, from April 24, 2013 to the issue date.
The issue price of the 2023 Notes will be 99.422% of the principal amount, plus accrued interest, if any, from April 24, 2013 to the issue date.
The issue price of the 2043 Notes will be 99.345% of the principal amount, plus accrued interest, if any, from April 24, 2013 to the issue date.

Interest

The 2016 Notes will bear interest from April 24, 2013 at the rate of 1.250% per annum, payable semi-annually in arrears from October 24, 2013. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

The 2018 Notes will bear interest from April 24, 2013 at the rate of 1.875% per annum, payable semi-annually in arrears from October 24, 2013. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

The 2023 Notes will bear interest from April 24, 2013 at the rate of 3.125% per annum, payable semi-annually in arrears from October 24, 2013. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

The 2043 Notes will bear interest from April 24, 2013 at the rate of 4.250% per annum, payable semi-annually in arrears from October 24, 2013. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Ranking of the Notes and Guarantees

The Notes will be the direct, unconditional, unsubordinated and  unsecured obligations of Sinopec Capital (2013), and rank pari passu with all other unsecured and unsubordinated obligations of Sinopec Capital (2013) (other than obligations preferred by applicable law) and senior in priority of payment and in  all  other respects to all other Indebtedness of Sinopec Capital (2013) that is designated as subordinate or junior in right of payment to the Notes.

The Notes are unconditionally guaranteed as to the payment of the principal and interest in respect thereof and all other amounts payable under the Notes by the Company as evidenced by the Guarantees and related provisions set forth in the respective Indenture. The Guarantees are the Company’s direct, unconditional, unsubordinated and unsecured obligations and will rank pari passu with all of the Company’s other unsecured and unsubordinated obligations (other than obligations preferred by applicable law) and senior in priority of payment and in  all  other respects to all the Company’s other Indebtedness that is designated as subordinate or junior in right of payment to the Guarantees.

Events of Default

Each of the following shall constitute an “Event of Default” under the respective Indenture for the Notes:

(i)	failure to pay principal of or premium on any Note of that series on the date such amount is due and payable, upon optional redemption, acceleration or otherwise;

(ii)	failure to pay interest on any Note of that series within 30 calendar days after the due date for such payment;

(iii)
failure by Sinopec Capital (2013) or the Company to comply with its obligations under the covenants described under “— Certain Covenants — Consolidation, Merger and Sale of Assets,” “— Repurchase upon a Change of Control Triggering Event” or “— Repurchase upon Occurrence of Certain Events” in the section entitled “Description of the Notes” in the Offering Memorandum;

(iv)
failure to perform any other covenant or agreement of the Company or Sinopec Capital (2013) in the respective Indenture, and such failure continues for 60 days after there has been given, by registered or certified mail, to the Company or Sinopec Capital (2013), as the case may be, by the Trustee or by the holders of at least 25% in aggregate principal amount of the Notes of that series then outstanding (with a copy to the Trustee) a written notice specifying such failure and requiring it to be remedied and stating that such notice is a  “Notice  of Default” under the Indenture;

(v)	the Guarantees shall cease to be in full force or effect or the Company shall deny or disaffirm its obligations under the Guarantees;

(vi)
if any regulatory, legislative, executive, judicial or constitutional authorization necessary to enable Sinopec Capital (2013) or the Company to perform their respective obligations under the Notes and the Guarantees  or  the  Indentures cease to  remain  in  full  force and  effect  or  at  any time  it  otherwise  becomes unlawful for the Company or Sinopec Capital (2013) to perform any of its payment obligations under the Indentures, the Guarantees or the Notes;

(vii)
(a) failure to pay upon final maturity (after giving effect to the expiration of any applicable grace period therefor) the principal of any Indebtedness of the Company, Sinopec Capital (2013) or any Principal Subsidiary, (b) acceleration of the maturity of any Indebtedness of the Company, Sinopec Capital (2013) or any Principal Subsidiary following a default by the Company, Sinopec Capital (2013) or such Principal Subsidiary, if such Indebtedness is not discharged, or such acceleration is not annulled, within 10 calendar days after receipt by the

Trustee of the written notice from the Company or Sinopec Capital (2013) as provided in the respective Indenture, or (c) failure to pay any amount payable by the Company, Sinopec Capital (2013) or any Principal Subsidiary under any guarantee or indemnity in respect of any Indebtedness of any other Person if such obligation is not discharged or otherwise satisfied within 10 calendar days after receipt by the Trustee of written notice as provided in the respective Indenture; provided, however, that no such event set forth in clause (a), (b) or (c) shall constitute an Event of Default unless the aggregate outstanding Indebtedness to which all such events relate exceeds the higher of US$100,000,000 (or its equivalent in any other currency) and 1.0% of the Guarantor’s Total Equity;

(viii)
one or more final judgments or orders for the payment of money are rendered against the Company, Sinopec Capital (2013) or any Principal Subsidiary and are not paid or discharged, and there is a period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed the higher of US$100,000,000 (or its equivalent in any other currency) and 1.0% of the Guarantor’s Total Equity during which a stay of enforcement, by reason of a pending appeal or otherwise, is not in effect; or

(ix)	certain events in bankruptcy, insolvency or reorganization in respect of the Company, Sinopec Capital (2013) or any Principal Subsidiary as provided in the Indenture.

If an Event of Default (other than an Event of Default described in clause (ix) above) with respect  to the  Notes of  that series  shall occur  and be  continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Notes of that series then outstanding by notice as provided in the respective Indenture may declare the principal amount of the Notes and any accrued and unpaid interest thereon to be due and payable immediately. If an Event of Default in clause (ix) above with respect to the Notes shall occur, the unpaid principal amount of all the Notes of that series and any accrued and unpaid interest thereon will automatically, and without any action by the Trustee or any holder of Notes of that series, become immediately due and payable. After any such acceleration but before a judgment or decree based on acceleration has been obtained, the holders of at least a majority in aggregate principal amount of the Notes of that series then outstanding may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, have been cured or waived as provided in the respective Indenture.

Covenants

The Company will covenant in the Indentures, with certain exceptions, not to, and not permit Sinopec Capital (2013) or any Principal Subsidiary to, create, incur, assume or permit to exist certain liens upon any of its property or assets now  owned  or hereafter acquired, to secure any Indebtedness of the Company, Sinopec  Capital (2013) or such Principal Subsidiary (or any guarantees or indemnity in respect thereof) unless certain conditions are satisfied. The Notes and the Indentures do not otherwise restrict or limit the Company’s ability to incur additional indebtedness by itself or its subsidiaries or its ability to enter into transactions with, or to pay dividends or make other payments to, affiliates.

Redemption

At any time, Sinopec Capital (2013) as the issuer or the Company as the guarantor may at its option redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the applicable premium as of, and accrued and unpaid interest, if any, to the redemption date.

Reason for the issuance of the Notes

The Company is the largest integrated petroleum and petrochemical company in China and one of the largest in the world in terms of operating revenue. The Company is the largest refined oil producer in China and the second largest in the world in terms of refinery throughput. The Company is also the largest distributor of refined oil products in China measured by sales volume, and the number of its service stations ranks first in China and second in the world.

Sinopec Capital (2013) intends to lend the net proceeds from the issuance to the Company to fund the acquisition of certain overseas assets of Sinopec Group Company, to fund the Company’s investment in overseas business and to repay certain bank debt.

Listing

Application will be made to the Hong Kong Stock Exchange for listing of, and permission to deal in, the Notes by way of debt issue to professional investors only. Listing of the Notes on the Hong Kong Stock Exchange is not to be taken as an indication of the merits of the Notes, the Company or Sinopec Capital (2013).

DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:

“2016 Notes”	US$750,000,000 aggregate principal amount of 1.250% senior notes due 2016 issued by Sinopec Capital (2013) and guaranteed by the Company

“2018 Notes”	US$1,000,000,000 aggregate principal amount of 1.875% senior notes due 2018 issued by Sinopec Capital (2013) and guaranteed by the Company

“2023 Notes”	US$1,250,000,000 aggregate principal amount of 3.125% senior notes due 2023 issued by Sinopec Capital (2013) and guaranteed by the Company

“2043 Notes”	US$500,000,000 aggregate principal amount of 4.250% senior notes due 2043 issued by Sinopec Capital (2013) and guaranteed by the Company

“Board”	the board of Directors

“BofA Merrill Lynch”	Merrill Lynch International, one of the joint global coordinators, joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“CICC HK Securities”	China International Capital Corporation Hong Kong Securities Limited, one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“CITIC Securities International”	CITIC Securities Corporate Finance (HK) Limited, one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“Citigroup”	Citigroup Global Markets Inc., one of the joint global coordinators, joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“Company”
China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC, whose H shares and A shares are listed on the Hong Kong Stock Exchange and Shanghai Stock Exchange, respectively, and whose American Depositary Shares are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the London Stock Exchange.

“connected person”	has the meaning ascribed to it under the Listing Rules

“Deutsche Bank”	Deutsche Bank AG, Singapore Branch, one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“Director(s)”	the directors, including the non-executive directors, of the Company

“Goldman Sachs (Asia) L.L.C.”	Goldman Sachs (Asia) L.L.C., one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“HSBC”	The Hongkong and Shanghai Banking Corporation Limited, one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“Indebtedness”
with respect to any Person, at any date, without duplication, (i) any outstanding indebtedness for or in respect of money borrowed (including  bonds, debentures, notes or other similar instruments, whether or not listed) that is evidenced by any agreement or instrument, excluding trade payables, (ii) all noncontingent obligations of such Person to reimburse any bank or other Person in respect of amounts  paid under a letter of credit or similar instrument, and (iii) all Indebtedness of others guaranteed by such Person.

“Indentures”
the written agreements between the Company as guarantor, Sinopec Capital (2013) as issuer, Citicorp International Limited as trustee and Citibank N.A., London Branch as paying agent and registrar, pursuant to which the Notes will be issued

“Initial Purchasers”
Citigroup, BofA Merrill Lynch, UBS, J.P. Morgan, Goldman Sachs (Asia) L.L.C., Morgan Stanley, Nomura, Deutsche Bank, Société Générale Corporate & Investment  Banking, CITIC Securities International, CICC HK Securities and HSBC

“J.P. Morgan”	J.P. Morgan Securities plc, one of the joint global coordinators, joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Morgan Stanley”	Morgan Stanley & Co. International plc, one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“Nomura”	Nomura International plc, one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“Notes”	the notes expected to be issued by Sinopec Capital (2013) and guaranteed by the Company

“Offering Memorandum”	the offering memorandum dated April 18, 2013 relating to the offer of the Notes

“Person”
any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity

“PRC”	the People’s Republic of China excluding, for the purpose of this announcement, Hong Kong, the Macau Special Administrative Region and Taiwan area

“Principal Subsidiary”	at any time, one of the Company’s Subsidiaries

(i) as to which one or more of the following conditions is/are satisfied:

(a)  its net profit or (in the case of one of the Company’s Subsidiaries which has one or more Subsidiaries) consolidated net profit attributable to the Company (in each case before taxation and exceptional items) is at least 10% of the Company’s consolidated net profit (before taxation and exceptional items); or

(b)  its net assets or (in the case of one of the Company’s Subsidiaries which has one or more Subsidiaries) consolidated net assets attributable to the Company (in each case after deducting minority interests in  Subsidiaries) are at least 10% of the Company’s consolidated net assets (after deducting minority interests in Subsidiaries);

all as calculated by reference to the then latest audited financial statements (consolidated or, as the case may be, unconsolidated) of the Company’s Subsidiary and the Company’s then latest consolidated  financial  statements,  provided  that: (1) in the case of a Subsidiary of the Company acquired after the end of the financial period to which  the  then  latest  relevant  audited  financial statements relate, the reference to the then latest audited financial statements for the purposes of the calculation above shall, until audited financial statements for the financial period in which the acquisition is made are published, be deemed to be a reference to the financial statements adjusted to consolidate the latest audited financial statements of the Subsidiary in the financial statements; (2) if, in the case of a Subsidiary of the Company which itself has one or more Subsidiaries, no consolidated financial statements are prepared and audited, its consolidated net assets and consolidated net profits shall be determined on the basis of pro forma consolidated financial statements of the relevant Subsidiary and its Subsidiaries prepared for this purpose and opined on by its auditors; or (3) if the financial statements of a  Subsidiary  of  the Company (not being a Subsidiary referred to in (1) above) are not consolidated with those of the Company then the determination of whether or not the Subsidiary is a Principal Subsidiary shall, if the Company requires, be based on a pro forma consolidation of its financial statements (consolidated, if appropriate) with the consolidated financial statements of the Company and its Subsidiaries; or

(ii)   to which is transferred all or substantially all of the assets of the Company’s Subsidiary which immediately prior to the transfer was a Principal Subsidiary, provided that, with effect from such transfer, the Subsidiary which so transfers its assets and undertakings shall cease to be a Principal Subsidiary (but without prejudice to paragraph (i) above) and the Company’s Subsidiary to which the assets are so transferred shall become a Principal Subsidiary.

A certificate of the Company’s auditors as to whether or not the Company’s Subsidiary is a Principal Subsidiary shall be conclusive and binding on all parties in the absence of manifest error.

“Purchase Agreement”
the agreement dated April 18, 2013 entered into among the Company, Sinopec Capital (2013), Citigroup, BofA Merrill Lynch, UBS and J.P. Morgan, as representatives of the Initial Purchasers, in relation to the offer and sale of the Notes

“Sinopec Capital (2013)”	Sinopec Capital (2013) Limited, a company incorporated with limited liability in the British Virgin Islands under the BVI Business Companies Act 2004, and a wholly-owned subsidiary of the Company

“Société Générale Corporate & Investment Banking”	Société Générale, one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“Subsidiary”	as applied to any Person, any corporation or other entity of which a majority of the outstanding Voting Shares is, at the time, directly or indirectly, owned by such Person.

“Total Equity”
as of any date, the total equity attributable to the Company’s shareholders on a consolidated basis determined in accordance with IFRS, as shown on the Company’s consolidated balance sheet for the most recent fiscal quarter.

“Trustee”	Citicorp International Limited as trustee of the Notes

“UBS”	UBS AG, Hong Kong Branch, one of the joint global coordinators, joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“U.S.” or “United States”	The United States of America, its territories and possessions and all areas subject to its jurisdiction

“U.S. Securities Act”	the United States Securities Act of 1933, as amended

“US$”	United States dollar, the lawful currency of the United States

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Secretary to the Board of Directors

Beijing, PRC, 19 April 2013

As at the date of this announcement, the Board comprises the following:

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#	Executive Director

—	Non-executive Director

+	Independent Non-executive Director

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: April 19, 2013